UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number 001-334229

Acorn International, Inc.

(Registrant’s name)

19/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Explanatory Note: Departure of Director; Appointment of Officer.

Effective as of June 15, 2018, Mr. David Leung resigned from the Board of Directors of Acorn International, Inc. (the “Company”). Mr. Leung resigned for personal reasons in connection with his relocation from China back to the United States, and not as a result of any disagreement with the Company. Mr. Leung had served on our Board of Directors since April 14, 2015. Mr. Leung also served on the Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee of our Company as a member of each committee.

Effective as of June 15, 2018, Ms. Bethy Jie Wu was appointed the Vice President, Human Resources of the Company. Ms. Wu served as the Company’s Senior Director, Human Resources previously.

We issued a press release relating to the foregoing resignation and appointment, which is attached as Exhibit 99.1 to this report.

EXHIBIT

Exhibit 99.1 – Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2018

Acorn International, Inc

By:	/s/ Jacob Alexander Fisch
Name:	Jacob Alexander Fisch
Title:	Chief Executive officer